PENFORD CORPORATION
7094 S. Revere Parkway
Centennial, CO 80112-3932
April 14, 2010
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4631

Re:	Penford Corporation
Form 10-K for the Fiscal Year Ended August 31, 2009
Filed November 13, 2009
Form 10-Q for the Fiscal Quarter Ended November 30, 2009
Filed January 8, 2010
File No. 0-11488
Dear Mr. Schwall:
     This letter sets forth the responses of Penford Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to (i) the Company’s Form 10-K for the fiscal year ended August 31, 2009 (the “Form 10-K”), and (ii) Form 10-Q for the fiscal quarter ended November 30, 2009 contained in your letter dated April 8, 2010 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter.
Form 10-K for the Fiscal Year Ended August 31, 2009
Financial Statements, page 34
Notes to Consolidated Financial Statements, page 40
Note 18 — Segment Reporting, page 64
Comment No. 1
We note your response to prior comment number one from our letter dated February 26, 2010 and are not in position to agree with your conclusion with respect to the disclosure requirements of FASB ASC paragraph 280-10-50-40. Specially, it does not appear that ethanol is sufficiently similar to other products in your industrial ingredients segment to support revenue on a combined basis. In this regard, we note the following:
•	Ethanol is used as a fuel, while other products from your industrial ingredients segment appear to be primarily used as additives in the paper and packaging industry;

H. Roger Schwall
United States Securities and Exchange Commission
April 14, 2010

•	Ethanol appears to have lower unit prices and gross margins than other products in your industrial ingredients segment; and,

•	Market conditions and economic characteristics appear to be different for ethanol and other products in your industrial ingredients segment.
Accordingly, we believe you should separately report revenue from external customers for ethanol sales.
Response to Comment No. 1:
In its Form 10-Q for the fiscal quarter ended February 28, 2010, the Company reported ethanol sales separately from industrial starch sales in Note 13 Segment Reporting to its financial statements. The Company intends to continue to report ethanol sales separately from industrial starch sales in its segment reporting note to its financial statements in future filings with the Commission.
***
Form 10-Q for the Quarterly Period Ended November 30, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Liquidity and Capital Resources, page 26
Comment No. 2
We note the supplemental information supplied in response to prior comment number six from our letter dated February 26, 2010. Please note that our comment requested that you disclose the information in question. Explain to us how you intend to comply with that aspect of our prior comment.
Response to Comment No. 2
In its Form 10-Q for the fiscal quarter ended February 28, 2010, the Company in Note 16 Subsequent Event to its financial statements described its refinancing of its bank debt on April 7, 2010 in connection with the issuance of preferred stock.
***
     As requested, on behalf of the Company I hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) the comments of the Staff and disclosures by the Company in its filings with the Commission in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and (iii) the Company may not

H. Roger Schwall
United States Securities and Exchange Commission
April 14, 2010

assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further comments or questions regarding this letter, please contact me at (303) 649-1900.

Very truly yours,
/s/ Steven O. Cordier
Steven O. Cordier
Chief Financial Officer

cc:	Joanna Lam, Securities and Exchange Commission
Brad Skinner, Securities and Exchange Commission
Parker Morrill, Securities and Exchange Commission
Christopher Lawlor, Esq., General Counsel
Perkins Coie LLP